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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                         ------------------------------

                          BEASLEY BROADCAST GROUP, INC.
                                (Name of Issuer)


    CLASS A COMMON STOCK                                        074014101
 $0.001 PAR VALUE PER SHARE                                   (CUSIP number)
(Title of class of securities)

                             JOHN C. DONLEVIE, ESQ.
             EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          ENTERCOM COMMUNICATIONS CORP.
                           401 CITY AVENUE, SUITE 409
                         BALA CYNWYD, PENNSYLVANIA 19004
                                 (610) 660-5610
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             JEREMY W. DICKENS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                 APRIL 20, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

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

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 074014101                                                       13D                                   Page 2
--------------------------------------------------------------------                 -----------------------------------------------
------------  ----------------------------------------------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSON                                         ENTERCOM DELAWARE HOLDING CORPORATION
              S.S. OR I.R.S. IDENTIFICATION NO.                                51-0394052
              OF ABOVE PERSON
------------  ----------------------------------------------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                  (b) [X]
------------  ----------------------------------------------------------------------------------------------------------------------
    3         SEC USE ONLY
------------  ---------------------------------------------------------------------------- -----------------------------------------
    4         SOURCE OF FUNDS:                                                             WC
------------  ----------------------------------------------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [ ]
------------  ----------------------------------------------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
------------  ----------------------------------------------------------------------------------------------------------------------
                        7                 SOLE VOTING POWER:                                                              0
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

PERSON WITH
              -----------------------     --------------------------------------------------------- --------------------------------
                        8                 SHARED VOTING POWER:                                                      784,500

              -----------------------     --------------------------------------------------------- --------------------------------
                        9                 SOLE DISPOSITIVE POWER:                                                         0

              -----------------------     --------------------------------------------------------- --------------------------------
                        10                SHARED DISPOSITIVE POWER:                                                 784,500

------------  ----------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    784,500
------------  ----------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [ ]

------------  ----------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           10.54%
------------  ----------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON:                                        CO
------------  ----------------------------------------------------------------------------------------------------------------------






                                       2

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 074014101                                                       13D                                   Page 3
--------------------------------------------------------------------                 -----------------------------------------------

------------  ----------------------------------------------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSON                                         ENTERCOM RADIO, LLC
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON                                                  23-3017800
------------  ----------------------------------------------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                  (b) [X]
------------  ----------------------------------------------------------------------------------------------------------------------
    3         SEC USE ONLY
------------  ----------------------------------------------------------------------------------------------------------------------
    4         SOURCE OF FUNDS:                                                             AF
------------  ----------------------------------------------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [ ]
------------  ----------------------------------------------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
------------  ----------------------------------------------------------------------------------------------------------------------
                        7                 SOLE VOTING POWER:                                                              0
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

PERSON WITH
              -----------------------     --------------------------------------------------------- --------------------------------
                        8                 SHARED VOTING POWER:                                                      784,500

              -----------------------     --------------------------------------------------------- --------------------------------
                        9                 SOLE DISPOSITIVE POWER:                                                         0

              -----------------------     --------------------------------------------------------- --------------------------------
                        10                SHARED DISPOSITIVE POWER:                                                 784,500

------------  ----------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    784,500
------------  ----------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [ ]

------------  ----------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           10.54%
------------  ----------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON:                                        OO
------------  ----------------------------------------------------------------------------------------------------------------------






                                       3

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 074014101                                                       13D                                   Page 4
--------------------------------------------------------------------                 -----------------------------------------------

------------  ----------------------------------------------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSON                                         ENTERCOM COMMUNICATIONS CORP.
              S.S. OR I.R.S. IDENTIFICATION NO.                                23-1701044
              OF ABOVE PERSON
------------  ----------------------------------------------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                  (b) [X]
------------  ----------------------------------------------------------------------------------------------------------------------
    3         SEC USE ONLY
------------  ----------------------------------------------------------------------------------------------------------------------
    4         SOURCE OF FUNDS:                                                             AF
------------  ----------------------------------------------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [ ]
------------  ----------------------------------------------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                            Pennsylvania
------------  ----------------------------------------------------------------------------------------------------------------------
                        7                 SOLE VOTING POWER:                                                              0
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

PERSON WITH
              -----------------------     --------------------------------------------------------- --------------------------------
                        8                 SHARED VOTING POWER:                                                      784,500

              -----------------------     --------------------------------------------------------- --------------------------------
                        9                 SOLE DISPOSITIVE POWER:                                                         0

              -----------------------     --------------------------------------------------------- --------------------------------
                        10                SHARED DISPOSITIVE POWER:                                                 784,500

------------  ----------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    784,500
------------  ----------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [ ]

------------  ----------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           10.54%
------------  ----------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON:                                        CO
------------  ----------------------------------------------------------------------------------------------------------------------






                                       4

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No. 074014101                                                       13D                                   Page 5
--------------------------------------------------------------------                 -----------------------------------------------

------------  ----------------------------------------------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSON                                         Joseph M. Field
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON
------------  ----------------------------------------------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                  (b) [X]
------------  ----------------------------------------------------------------------------------------------------------------------
    3         SEC USE ONLY
------------  ----------------------------------------------------------------------------------------------------------------------
    4         SOURCE OF FUNDS:                                                             AF
------------  ----------------------------------------------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [ ]
------------  ----------------------------------------------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           United States
------------  ----------------------------------------------------------------------------------------------------------------------
                        7                 SOLE VOTING POWER:                                                              0
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

PERSON WITH
              -----------------------     --------------------------------------------------------- --------------------------------
                        8                 SHARED VOTING POWER:                                                      784,500

              -----------------------     --------------------------------------------------------- --------------------------------
                        9                 SOLE DISPOSITIVE POWER:                                                         0

              -----------------------     --------------------------------------------------------- --------------------------------
                        10                SHARED DISPOSITIVE POWER:                                                 784,500

------------  ----------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    784,500
------------  ----------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [ ]

------------  ----------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           10.54%
------------  ----------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON:                                        IN
------------  ----------------------------------------------------------------------------------------------------------------------



ITEM 1.              SECURITY AND ISSUER

                     This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the Class A Common Stock (the "Common Stock") of Beasley Broadcast Group, Inc. (the "Company"). The address of the principal executive office of the Company is 3033 Riviera Drive, Suite 200, Naples, Florida 34103.

ITEM 2.              IDENTITY AND BACKGROUND

                     The persons filing this Schedule 13D are Entercom Delaware Holding Corporation ("EDHC"), Entercom Radio, LLC ("ER"), Entercom Communications Corp. ("EC") and Joseph M. Field (collectively, the "Reporting Persons"). The Reporting Persons each have their principal place of business at 401 City Avenue, Suite 409, Bala Cynwyd, Pennsylvania 19004.

                     EDHC began purchasing shares of Common Stock on April 17, 2000. At that time, the Reporting Persons made an error in computing the threshold for filing a Schedule 13D. On Friday, August 22, 2002, the broker who handled the purchase of the Common Stock for the Reporting Persons, in reviewing a Schedule 13D filing with respect to the Company by an unrelated party, realized that an error had been made and called the matter to the attention of the Reporting Persons. The Reporting Persons then promptly began the preparation of this Schedule 13D.

                     EDHC is a wholly owned subsidiary of ER. ER is a wholly owned subsidiary of EC. Mr. Field is the Chairman of EC and beneficially owns approximately 65.9% of the total voting power of all of the common stock of EC.

                     The business of EDHC consists primarily of holding investments for ER. The business of ER consists primarily of holding radio station licenses and related assets through its subsidiaries. EC, through its subsidiaries, is a radio broadcasting company.

                     The name, position, business address and citizenship of each director and officer of EDHC are set forth on Schedule A hereto.

                     The name, position, business address and citizenship of each director and officer of ER are set forth on Schedule B hereto.

                     The name, position, business address and citizenship of each director and officer of EC are set forth on Schedule C hereto.

                     Mr. Field is a citizen of the United States.

                     None of the Reporting Persons nor any of the persons listed on Schedules A through C hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     The aggregate amount of funds used by the Reporting Persons to purchase the 784,500 shares of Common Stock beneficially owned (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by them, directly or indirectly, was approximately $6,349,262.30. The following table sets forth information with respect to each purchase of shares of Common Stock which was effectuated by the Reporting Persons. All transactions were effectuated in the open market through a broker.

---------------------------- -------------------------------- ------------------------
Date                         Number of Shares Purchased       Price per Share*
----                         --------------------------       ---------------
---------------------------- -------------------------------- ------------------------
4/17/00                      25,000                           $8.18
---------------------------- -------------------------------- ------------------------
4/18/00                      8,600                            $8.20
---------------------------- -------------------------------- ------------------------
4/19/00                      100,000                          $8.15
---------------------------- -------------------------------- ------------------------
4/20/00                      500,000                          $8.06
---------------------------- -------------------------------- ------------------------
4/24/00                      45,000                           $8.25
---------------------------- -------------------------------- ------------------------
4/25/00                      3,000                            $8.34
---------------------------- -------------------------------- ------------------------
10/31/00                     53,500                           $8.11
---------------------------- -------------------------------- ------------------------
11/01/00                     25,000                           $8.06
---------------------------- -------------------------------- ------------------------
12/01/00                     1,500                            $8.02
---------------------------- -------------------------------- ------------------------
12/08/00                     6,000                            $8.00
---------------------------- -------------------------------- ------------------------
12/11/00                     7,200                            $8.05
---------------------------- -------------------------------- ------------------------
12/12/00                     1,600                            $8.12
---------------------------- -------------------------------- ------------------------
12/13/00                     6,000                            $8.09
---------------------------- -------------------------------- ------------------------
12/18/00                     200                              $8.00
---------------------------- -------------------------------- ------------------------
12/19/00                     600                              $8.00
---------------------------- -------------------------------- ------------------------
12/20/00                     300                              $8.00
---------------------------- -------------------------------- ------------------------
12/27/00                     1,000                            $8.00
---------------------------- -------------------------------- ------------------------



*Excluding commissions

                     The funds used to purchase such Shares were obtained by EDHC from working capital.

ITEM 4.              PURPOSE OF TRANSACTION

                     EDHC acquired the shares for investment purposes at various times between April 17, 2000 and December 27, 2000. Subsequent to that time, EC had preliminary discussions with the Company concerning a possible framework for a possible business combination transaction, but these discussions did not progress although officers of EC and the Company continue to speak informally on occasion.

                     As of the date of this report, EC has not arranged any further meetings with the Company, nor does it know whether the Company would be interested in meeting with it to discuss a potential transaction. However, as a function of EC's growth strategy it talks from time to time with other companies in its industry about possible similar transactions and would have an interest in having such discussions with the Company. EC may choose to make a proposal to the Company, but it cannot predict whether, or on what terms, the Company would agree to such a proposal. Any such transaction could involve one or more of the items described in paragraphs (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to dispose of some or all of their investment in the Company in the open market, in privately negotiated transactions or otherwise.


ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     As of the close of business on August 29, 2002, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, 784,500 shares of Common Stock (the "Shares"), representing approximately 10.54% of the Common Stock outstanding (based on 7,440,698 shares of Common Stock outstanding as of August 12, 2002, as set forth in the Company's Quarterly Report on Form 10-Q filed on August 13, 2002). EDHC has direct beneficial ownership of all of the Shares. The Shares represent approximately 3.2% of the total common stock of all classes of the Company outstanding and less than 1% of the voting power of the Company's common stock.

                     EDHC has the power to vote, direct the voting of, dispose of and direct the disposition of the Shares. ER, by virtue of its ownership of all of the outstanding capital stock of EDHC, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. EC, by virtue of its ownership of all of the outstanding capital stock of ER, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. Joseph Field, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 65.9% of the voting power of the total outstanding common stock of EC, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.

                     In the past 60 days, none of the Reporting Persons has effected transactions in the Common Stock in open market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     None.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1 Joint Filing Agreement, dated as of August 30, 2002, among Entercom Delaware Holding Corporation, Entercom Radio, LLC, Entercom Communications Corp. and Joseph M. Field.

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 30, 2002

                                  ENTERCOM DELAWARE HOLDING CORPORATION

                                  By: /s/ Stephen F. Fisher
                                      --------------------------------------
                                      Name: Stephen F. Fisher
                                      Title: Vice President



                                  ENTERCOM RADIO, LLC

                                  By: /s/ Stephen F. Fisher
                                      --------------------------------------
                                      Name: Stephen F. Fisher
                                      Title: Executive Vice President and
                                             Chief Financial Officer



                                  ENTERCOM COMMUNICATIONS CORP.

                                  By: /s/ Stephen F. Fisher
                                      --------------------------------------
                                      Name: Stephen F. Fisher
                                      Title: Executive Vice President and
                                             Chief Financial Officer



                                  JOSEPH M. FIELD

                                  /s/ Joseph M. Field
                                  ------------------------------------------
                                  Joseph M. Field

                                   SCHEDULE A


                     The name and position of the directors and executive officers of Entercom Delaware Holding Corporation are set forth below. The business address of each director and executive officer is 401 City Avenue, Suite 409, Bala Cynwyd, Pennsylvania 19004. All executive officers and directors are citizens of the United States.


Name                             Position
----                             --------

John C. Donlevie............     President, Secretary and Director
Stephen F. Fisher...........     Vice President, Treasurer and Director
Joseph M. Field.............     Vice President
David J. Field..............     Vice President
Eugene D. Levin.............     Assistant Secretary and Assistant Treasurer
Barry Crozier...............     Assistant Secretary and Director

                                   SCHEDULE B


                     The name and position of the managers and executive officers of Entercom Radio, LLC are set forth below. The business address of each director and executive officer is 401 City Avenue, Suite 409, Bala Cynwyd, Pennsylvania 19004. All executive officers and directors are citizens of the United States.


Name                        Position
----                        --------
Joseph M. Field........     Chairman and Manager
David J. Field.........     President, Chief Executive Officer and Manager
John C. Donlevie.......     Executive Vice President, Secretary and Manager
Stephen F. Fisher......     Executive Vice President, Chief Financial Officer
                            and Manager

                                   SCHEDULE C

                     The name and position of the directors and executive officers of Entercom Communications Corp. are set forth below. The business address of each director and executive officer is 401 City Avenue, Suite 409, Bala Cynwyd, Pennsylvania 19004. All executive officers and directors are citizens of the United States.


Name                       Position
----                       --------
Joseph M. Field.........   Chairman and Director
David J. Field..........   President, Chief Executive Officer and Director
John C. Donlevie........   Executive Vice President, Secretary, General Counsel
                           and Director
Stephen F. Fisher.......   Executive Vice President and Chief Financial Officer
Herbert Kean, M.D.......   Director
Lee Hague...............   Director
Marie H. Field..........   Director
David J. Berkman........   Director